[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

    October 26, 2010

Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Total Return Fund, Inc. (the “Fund”)
SEC File Numbers: 333-168926 and 811-02363

Dear Mr. Rupert:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by letter dated September 14, 2010, regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2 filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) and supplemental comments provided by telephone on October 20, 2010.

Transmitted herewith is a copy of the Pre-Effective Amendment #1 (the “Amendment”) to the Registration Statement on Form N-2, including exhibits, for filing under the 1933 Act and the 1940 Act.  Please note that the Fund’s responses and revisions to the Amendment are consistent in all regards, other than its response to Comment 4, with those made by Cornerstone Strategic Value Fund, Inc. in its Pre-Effective Amendment #1 to its Registration Statement filed on September 30, 2010 and reviewed by the Staff.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

Cover Page

1.          Comment. Disclose that the considerable number of shares that may be issued in the rights offering may cause the premium above NAV at which the Fund’s shares are currently trading to decline, especially if shareholders exercising the rights attempt to sell sizeable numbers of shares immediately after such issuance.

Kevin Rupert
October 26, 2010

Response:  The Fund has added the following disclosure:

The considerable number of shares that may be issued in the Offering may cause the premium above NAV at which the Fund’s shares are currently trading to decline, especially if stockholders exercising the Rights attempt to sell sizeable numbers of shares immediately after such issuance.

2.          Comment.  The caption “Estimated Proceeds to the Fund” appears to need the reference for footnote (2).

Response:  The Fund has added reference to footnote (2) after the caption “Estimated Proceeds to the Fund.”

3.          Comment.  Please disclose how the Fund’s investment adviser determines which securities to buy for the Fund’s portfolio in order to meet its investment objective of capital appreciation.

Response:  The Fund has added the following disclosure:

In determining which securities to buy for the Fund’s portfolio, the Fund’s investment adviser uses a balanced approach, including “value” and “growth” investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics. Valuation and growth characteristics may be considered for purposes of selecting potential investment securities. In general, valuation analysis is used to determine the inherent value of the company by analyzing financial information such as a company’s price to book, price to sales, return on equity, and return on assets ratios; and growth analysis is used to determine a company’s potential for long-term dividends and earnings growth due to market-oriented factors such as growing market share, the launch of new products or services, the strength of its management and market demand. Fluctuations in these characteristics may trigger trading decisions to be made by the Adviser.

Kevin Rupert
October 26, 2010

4.          Comment.  The prospectus states that the Fund proposes to invest “without limitation in ETFs and other closed-end investment companies”.  How does the Fund comply with Section 12(d)(1) of the 1940 Act?

Response: The Fund has revised its disclosure to reflect compliance with the limits of Section 12(d)(1).

5.          Comment.  We note that since 2006 most of the distributions CRF has made under its managed distribution policy are a return of capital.  Thus, please expand the risk disclosure to state that the proceeds of the offering may be used to support the managed distribution policy.  In addition, please disclose that sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

Response:  As set forth in the Use of Proceeds section of the prospectus, the Adviser intends to invest the proceeds of the Offering within one month of receipt in accordance with the Fund’s investment objective and policies.  To the extent necessary to meet the amounts distributed under the Fund’s managed distribution policy, portfolio securities, including those purchased with proceeds of this Offering, may be sold to the extent adequate income is not available.  The Fund has added disclosure accordingly.  In addition, the Fund has added disclosure that sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

6.          Comment.  Page 2 discloses a stated purpose of the rights offering is to maintain the Fund’s flexibility in maintaining its managed distribution policy.  Given that the use of proceeds will essentially be used to help the Fund maintain that distribution policy, please discuss whether the Board has made a determination that continuation of the Distribution Policy would be in the best interests of the shareholders, especially in light of the size of the Fund’s trading premium.  Disclose and explain why the Board of Directors has opted to make a rights offering below market price, rather than sell shares in a traditional offering at market price.

Response:  The Board regularly considers the benefits and risks of the Fund’s managed distribution policy and continues to find it in the best interests of stockholders.  The Board has recently renewed its conclusion that its stockholders are well served by a policy of regular distributions which increase liquidity and provide flexibility to individual stockholders in managing their investment.  The Board’s considerations included acknowledgement of the Fund’s trading premium, however, the Board believes that the potential impact of the Offering

Kevin Rupert
October 26, 2010

on market price is uncertain and that their considerations should not be based on presumptions regarding how the Fund’s market price may be impacted by their decisions.  The Board believes it is in the best interest of the stockholders to provide them an opportunity at this time to receive shares through the exercise of the rights under the terms and conditions of the Offering and increase Fund assets.  The Board does not seek to impact the market price with its actions and is in no position to project how the Offering will affect the Fund’s trading premium in the short or long term.  The Board determined that under current market conditions, the Offering would be anti-dilutive to stockholders.  In addition, the Board determined that a rights offering was the best type of offering in light of the conditions of the Fund’s exemptive relief.

7.          Comment.  The Fund asserts the ability of closed-end funds to invest in illiquid securities as a benefit.  However, page 3 appears to generally limit the Fund’s investment in illiquid securities to 20%.  Please explain supplementally why the limit is 20% and revise the disclosure accordingly.

Response:  The 20% limitation on the Fund’s holdings of illiquid securities is a historical limitation that has been in place for a significant portion of the Fund’s operations which commenced approximately 37 years ago. As a non-fundamental restriction, the Board may determine in the future to eliminate or increase the limitation, however, the Fund’s strategy to invest in securities listed on an exchange generally permits the Fund to easily maintain a level of illiquid securities that is below 20% of its assets.  The Board believes that the ability to invest in illiquid securities is a benefit as compared to an open-end fund structure, however, it does not believe that the Fund’s strategy in particular requires holding illiquid securities in excess of 20% of its assets.

8.          Comment.  Disclose whether the offering will go forward if Fund shares trade at a discount.

Response: The Fund has added disclosure that if Fund shares begin to trade at a discount, the Board may make a determination whether to discontinue the Offering.

9.          Comment.  Why would the Fund invest just its net assets defensively as discussed in the first paragraph?

Response: Reference to “net” assets is an error which the Fund has corrected in the Amendment.

Kevin Rupert
October 26, 2010

10.        Comment.  The management risk section should include the investment adviser’s conflict in increasing assets under management with the rights offering as those new assets will concomitantly increase its management fee.

Response:   The Fund has added language to the management risk accordingly.

11.        Comment.  Supplement the managed distribution risk section on this page by including a five year chart that contains historical performance information of the managed distribution policy (e.g., year by year presentation of NAV per share, average annual total return in relation to the change in NAV for the period presented, managed distribution amounts per share, amount of the managed distribution characterized as a return of capital per share, realized capital gains distributions per share, and investment income distributions per share, over a five year period, with cumulative totals as needed).  The chart should also supply the Fund’s gross expense ratio for each year to demonstrate the impact, if any, of the managed distributions on the Fund’s expense ratio.  Please ensure that the presentation adequately explains that a return of capital distribution does not reflect positive investment performance.

Response:  The Fund has supplemented the Distribution Policy section by adding the following:

Cornerstone Total Return Fund, Inc.
Managed Distributions Paid and NAV Returns from 2005 through 2010

Years/ Period	NAV Per Share	Average Annual Return*	Average Annual Return**	Total Managed Distribution Per Share	Return-of-Capital Distribution	Capital Gains Distribution	Net Investment Income Distribution	Gross Expense Ratios
2005	$21.82	2.43%	1.88%	$4.22	$4.10	$-	$0.12	1.52%
2006	20.28	13.92%	12.28%	4.22	4.04	-	0.18	1.50%
2007	17.00	-0.92%	4.93%	4.28	4.08	0.06	0.14	1.53%
2008	7.75	-40.47%	-31.53%	3.89	3.77	-	0.12	1.94%
2009	7.19	14.41%	17.29%	1.90	1.90	-	-	3.20%
2010 #	5.96	-10.51%	-6.95%	0.73	0.73	-	-	2.34%

*	Includes the reinvestments of distributions in accordance with the operations of Fund’s DRP.
**	Includes distributions received but not reinvested.
#	For the period January 1, 2010 through June 30, 2010.

In addition, the Fund has disclosed in the Distribution Policy section and the Managed Distribution Risk section that a return of capital distribution does not reflect positive investment performance.

Kevin Rupert
October 26, 2010

12.        Comment.  Provide a statement that shareholders should not draw any conclusions about the Fund’s investment performance from the amount of its managed distributions or from the terms of the Fund’s managed distribution plan.

Response:  The Fund has added a statement that shareholders should not draw any conclusions about the Fund’s investment performance from the amount of its managed distributions or from the terms of the Fund’s managed distribution plan.

13.        Comment.  The Fund’s managed distribution amounts differ significantly from the Fund’s returns based on NAV.  Please disclose to shareholders why this occurred and why it was permitted to continue, as well as the rationale behind the policy.  Disclose whether a shareholder should expect the Fund’s managed distribution rates to correlate with the Fund’s total return based on NAV over time, and what differences, if any, will result in changes to the Fund’s managed distribution plan.

Response:  The Fund has added disclosure stating that the Fund’s managed distribution rates do not correlate to the Fund’s total return based on NAV.  Supplementally, the Fund hereby asserts that, despite reduced income to the Fund during certain market conditions, the Board is committed to satisfying stockholders’ expectations to receive regular distributions from the Fund.  In recent periods it has been necessary for the Fund to sell portfolio securities to continue the managed distribution plan at consistent levels, but the Adviser expects that the Fund’s performance will improve as market conditions improve, and the Fund will benefit from increased income on which it can rely to sustain its managed distribution policy.  The Fund respectfully asserts that because the managed distribution rate does not correlate with the Fund’s total return based on NAV, differences in NAV will not result in changes in the Fund’s managed distribution plan.

14.        Comment.  Supplementally state whether the Fund has adopted policies and procedures pursuant Rule 38a-1 under the 1940 Act that are reasonably designed to ensure that all required notices and disclosures with respect to its managed distribution plan and associated distributions are appropriately communicated to shareholders and third parties.  If not, why not?

Response:  The Fund hereby confirms that it has adopted policies and procedures pursuant to Rule 38a-1 under the 1940 Act that are reasonably designed to ensure that all required notices and disclosures with respect to its managed distribution plan and associated distributions are appropriately communicated to Fund stockholders and third parties.  This communication includes notices provided to stockholders and press releases to the general public.

Kevin Rupert
October 26, 2010

15.        Comment.  In light of the Fund’s investment objective of long-term capital appreciation, why does it engage in securities lending and repurchase agreements?

Response: The Fund has engaged in securities lending to generate supplemental income to off-set expenses.  As a result of the Fund’s objective of long-term capital appreciation, the Fund holds securities in its portfolio for longer time periods and, therefore, has securities available to be lent.  Currently, the Adviser has halted the Fund’s securities lending activities because it determined that the amount of income available through securities lending was not significant enough for the Fund to lend its securities.  The Fund engages in repurchase agreements for cash management purposes.

16.        Comment.  The staff takes the position that a fund must recall a loaned security in the event of a material vote.  Please explain why the Fund’s inability to recall and vote securities it has lent does not constitute a breach of fiduciary duty by the Fund’s investment adviser.  Please revise the disclosure.

Response:  The Fund retains the right to recall securities that it lends to enable it to vote such securities if it determines such vote to be material.  Despite its right to recall securities lent, there can be no guarantee that recalled securities will be received timely to enable the Fund to vote those securities.  The Fund has revised the disclosure to more clearly state the foregoing.

17.        Comment.  The sixth and eleventh sentences of the managed distribution paragraph differ by just a few words.  Is there a material difference between the sentences?  Revise the disclosure as needed.

Response:  The sentence regarding cost basis has been deleted.

18.        Comment.  Explain why the gross expense ratio of in the Fund’s Financial Highlights as of December 31, 2009 differs from the gross expense ratio presented in the fee table.

Response:  The Fund has used the gross expense ratio in the Fund’s Financial Highlights as of December 31, 2009 to calculate the gross expense ratio presented in the fee table.

Kevin Rupert
October 26, 2010

19.        Comment.  Please recalculate the Example and round the results to the nearest whole dollar.

Response:  The Example amounts have been rounded to the nearest whole dollar.

20.        Comment.  Please disclose whether the proceeds from the offering are considered in the fee table.  If the proceeds are not considered in the fee table, please delete the last sentence of footnote (2).  Please revise the disclosure as needed.  See General Instruction 10(e) and 10(f) to Item 3 of Form N-2.

Response:  The Fund hereby confirms that the estimated proceeds from the Offering were not included in the fee table.  However, based on the Adviser’s desire to slightly increase the Fund’s investment in other closed-end investment companies, estimates have been used in that regard.  Therefore, the Fund respectfully asserts that the last sentence of footnote (2) is relevant and should not be deleted.

21.        Comment.  Substitute the word “receive” for the word “realize” in the last sentence of the penultimate paragraph.

Response: The Fund has revised the language as requested.

22.        Comment.  The statement that “[t]he Board also considered …. the potential effect of the Offering on the Fund’s stock price” does not provide a conclusion or a basis for a conclusion.  Please revise the disclosure accordingly.  See comment 38 below.

Response:  The Fund has supplemented the disclosure by adding the following sentence to the end of that paragraph:

When considering the potential effect of the Offering on the Fund’s stock price, the Board concluded that the impact on the Fund’s price was uncertain and, regardless of the potential impact, the Offering was in the best interest of the stockholders.

23.        Comment.  Describe and disclose all benefits, if any, accruing to the investment adviser or any affiliates of the investment adviser from their participation in

Kevin Rupert
October 26, 2010

this rights offering.  If there are no benefits for the adviser or its affiliates, so state.  Will any related parties attempt to acquire any shares in this offering?  See comments 25 and 26 below.

Response:  The prospectus states that the Adviser may benefit from the Offering if the assets increase because its advisory fee is based on assets of the Fund.  Disclosure has been added to state that it is likely that affiliates of the Adviser will participate in the Offering along with the other stockholders and, accordingly, will receive the same benefits of acquiring shares as other stockholders.  There are no related parties.

24.        Comment.  In the first paragraph of the “Additional Subscription Privilege” section, disclose whether or not there is any limit on the number of shares a shareholder may attempt to acquire under the Additional Subscription Privilege.  If there is no limit, please explain why.

Response:  Other than the aggregate size of the Additional Subscription Privilege, there is no set limit on an individual stockholder’s share in the Additional Subscription Privilege.  However, as set forth in the Fund’s response to Comment 25 below, the methodology for allocating shares pursuant to the Additional Subscription Privilege has been revised.

25.        Comment.  When the amount of Excess Shares is less than the amount requested under the Additional Subscription Privilege, the allocation of the Excess Shares does not appear to allocate shares based on a shareholders proportionate ownership interest in CRF.  Indeed, the calculation appears designed to grant more shares to anyone that simply requests a large number of shares under the Additional Subscription Privilege.  The prospectus does not explain why an allocation is made on a basis other than some form of proportional ownership of the Fund with respect to shareholders requesting shares under the Additional Subscription Privilege.  The proposed allocation methodology seems to favor large share requests to the detriment of smaller share requests, regardless of actual Fund ownership.  Please explain.  We may have further comment.

Response:  In light of the Commission’s comment, the Fund has reconsidered the disclosure regarding the proposed allocation methodology and has revised as follows:

The method by which any unsubscribed Shares or Over-Allotment Shares (collectively, the “Excess Shares”) will be distributed and

Kevin Rupert
October 26, 2010

allocated pursuant to the Additional Subscription Privilege is as follows:

(i)           If there are sufficient Excess Shares to satisfy all additional subscriptions by Stockholders exercising their rights under the Additional Subscription Privilege, each such Stockholder shall be allotted the number of Shares which the Stockholder requested.

(ii)           If the aggregate number of Shares subscribed for under the Additional Subscription Privilege exceeds the number of Excess Shares, the Excess Shares will be allocated to Record Date Stockholders who have exercised all of their Rights in accordance with their Additional Subscription Privilege request.

 (iii)         If there are not enough Excess Shares to fully satisfy all Additional Subscription Privilege requests by Record Date Stockholders pursuant to paragraph (ii) above, the Excess Shares will be allocated among Record Date Stockholders who have exercised all of their Rights in proportion, not to the number of Shares requested pursuant to the Additional Subscription Privilege, but to the number of Rights exercised by them; provided, however, that no Stockholder shall be allocated a greater number of Excess Shares than such Record Date Stockholder paid for and in no event shall the number of Shares allocated in connection with the Additional Subscription Privilege exceed 100% of the Shares available in the Offering.  The formula to be used in allocating the Excess Shares under this paragraph is as follows:  (Rights Exercised by over-subscribing Record Date Stockholder divided by Total Rights Exercised by all over-subscribing Record Date Stockholders) multiplied by Excess Shares Remaining.

The percentage of Excess Shares each over-subscriber may acquire will be rounded up to result in delivery of whole Shares (fractional Shares will not be issued).

The forgoing allocation process may involve a series of allocations in order to assure that the total number of Shares available for over-subscription are distributed on a pro-rata basis.  The Fund will not offer or sell any Shares which are not subscribed for under the Basic Subscription or the Additional Subscription Privilege.

Kevin Rupert
October 26, 2010

The Additional Subscription Privilege may result in additional dilution of a Shareholder’s ownership percentage and voting rights.

26.        Comment.  Given the large number of shares that may be issued as a result of this rights offering and the substantial premium currently available, please discuss supplementally whether there would be any potential underwriter issues if a related party sold a significant amount of shares issued under this rights offering.  What action, if any, will the Fund take?

Response:  The Fund will require the Adviser and each of its principals, Gary Bentz and Ralph Bradshaw, to enter into a lock-up agreement for a period of 180 days after the Offering restricting the sale of any shares issued pursuant to the Offering.

27.        Comment.  State that the financial highlights are audited and describe how shareholders can obtain the Fund’s audit report and financial statements.

Response:  The Fund has added the requested language.

28.        Comment.  Substitute the caption “Total Distributions” for the caption “Total dividends and distributions to shareholders” in the Financial Highlights table.  See Item 4.1.d of Form N-2.

Response:  The Fund has substituted the caption as requested.

29.        Comment.  Please revise the first sentence of the first paragraph to indicate how the Fund will use the proceeds from the basic offering and from the Over-Allotment.  Since it also appears possible that some of the proceeds may eventually be used to support the managed distribution policy, please revise the disclosure accordingly.

Response: The Fund respectfully declines to revise the first sentence of the first paragraph as requested because the Fund asserts that the intention is to invest the proceeds of the Offering within one month of receipt in accordance with the Fund’s investment objective and policies.  The Fund acknowledges that, to the extent necessary to meet the amounts distributed under the Fund’s managed distribution policy, portfolio securities, including those purchased with

Kevin Rupert
October 26, 2010

proceeds of this Offering, may be sold to the extent adequate income is not available.  The Fund has added disclosure accordingly to supplement the disclosure that previously appeared.

30.        Comment.  Please disclose how the managed distribution policy and the historic return of capital rates that the Fund has provided are consistent with the investment objective described by the Fund on this page.  The Board of Directors assert in the application for relief under Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, that the “Distribution Policy could be adopted without adversely affecting each applicant’s investment objective and strategies”.  The application further states that “[o]ver the long-term, each Fund’s investment goal is to achieve net investment returns that exceed the amount of its fixed distribution policy”.  Given the Fund’s past distribution history, you should make further disclosure in this regard.

Response:  The Fund has added the following disclosure:

During recent years, the Fund’s investments made in accordance with its objective have failed to provide adequate income to meet the requirements of the managed distribution policy.  Nevertheless, the Board continues to believe that the Fund’s objective and strategy are complementary to the Fund’s commitment, through its managed distribution policy, to provide regular distributions which increase liquidity and provide flexibility to individual stockholders.  The Adviser seeks to achieve net investment returns that exceed the amount of the Fund’s managed distributions, although there is no guarantee that the Adviser will be successful in this regard.

31.        Comment.  In the third full paragraph, disclose that if the managed distribution plan depletes Fund assets through the return of capital, the Fund may attempt to recapitalize itself through future rights offerings.

Response:  The Fund has added disclosure that, to the extent Fund assets are reduced, the Board will consider additional rights offerings in the future.

32.        Comment.  The discussion of the managed distribution plan is generic.  The Fund has tangible and essential history under its plan, and the actual application of the Fund’s managed distribution policy has resulted in regular and substantial returns of capital to shareholders.  Thus, return of capital does not appear to be an abstract

Kevin Rupert
October 26, 2010

possibility, but a systemic reality, clearly demonstrated by Fund history.  The sustainability of the managed distribution plan in light of the large returns of capital and the significant premium to NAV should also be considered and addressed.  Please revise and expand the disclosure accordingly.

Response:  The Fund has added the following table disclosing the composition of the Fund’s distributions in recent years:

Cornerstone Total Return Fund, Inc. Dividend and Distributions Paid from 2005 through 2009
	Total Dividend	Ordinary Income		Capital Gains		Return-of-Capital
Years	and Distributions	Amount ($)	Percent	Amount ($)	Percent	Amount ($)	Percent
2005	$10,295,523	$299,210	2.91%	$-	0.00%	$9,996,313	97.09%
2006	10,676,313	428,197	4.01%	-	0.00%	10,248,116	95.99%
2007	11,211,715	513,683	4.58%	-	0.00%	10,698,032	95.42%
2008	10,553,136	334,663	3.17%	-	0.00%	10,218,473	96.83%
2009	5,317,678	-	0.00%	-	0.00%	5,317,678	100.00%

33.        Comment.  Revise the last paragraph to refer to the current 1933 Act number.

Response:  The paragraph has been revised to refer to 1933 Act number 333-168926.

Statement of Additional Information

34.        Comment.  The Fund will need to incorporate its most recent semi-annual financial statements and include as an exhibit an updated accounting consent.

Response: The Fund has incorporated by reference its most recent semi-annual financial statements which were not available at the time of the filing of the N-2.  The accountant’s consent has been included as an exhibit.

Kevin Rupert
October 26, 2010

General

35.        Comment.  If there have been previous rights offerings, please add appropriate disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of proceeds, how the Fund used the proceeds, and the amount of time taken to invest the proceeds.

Response: There have been no other rights offerings by the Fund since Cornerstone Advisors, Inc. began serving as the Fund’s investment adviser.  Based on our review of public filings available on EDGAR, we do not believe any previous rights offerings were made prior to that time.  The Fund is unable to confirm with certainty that there was not a rights offering by the Fund prior to the availability of documents on EDGAR.

36.        Comment.  Please explain whether a 100% over-allotment and the proposed allocation of that over-allotment are consistent with FINRA rules.

Response:  The Fund is not aware of any FINRA rule applicable to an over-allotment in a rights offering to existing stockholders that does not use a FINRA member.

37.        Comment.  Please explain the specific Board findings with respect to the potentially negative impact on the market price of each Fund’s shares as a result of the large increase in shares available as a consequence of the rights offering (including the 100% Over-Allotment).  Has any closed-end fund ever traded at a similar high premium to NAV and at the same time conducted such a high ratio rights offering?  What was the outcome?  Did the Board retain an independent consultant on this issue?  If not, why not?  Why was the Over-Allotment share amount set at 100%?  Why did the Board ultimately approve the Offering as presently constructed?

Response: The Board considered the potential impact on the market price, including the potentially negative impact on the market price of each Fund’s shares as a result of the large increase in shares potentially available as a consequence of the Offering.  However, the Board believes that the potential impact on the market price is entirely uncertain and not a basis in its entirety to determine whether the Offering is in the Fund’s best interests.  The Board was aware and noted the rights offering by Boulder Growth & Income Fund Inc. (“BIF”) completed in 2008.  At the time, BIF was trading at a high premium (approximately 10-12%) and BIF proceeded with a rights offering under similar terms and conditions as the Fund’s proposed rights offering.  BIF’s premium declined during the time of the Offering, which was also a markedly volatile period in the market, but the premium resumed within months following completion of

Kevin Rupert
October 26, 2010

the Offering.  The Board did not believe a consultant was additive to their considerations and felt the Directors had sufficient understanding of the factors relating to the Offering.

38.        Comment.  We note that material portions of the filing are incomplete and that all exhibits and the financial statements are omitted.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully disagrees with this comment and asserts that only nonmaterial portions of the filing were incomplete.  The portions that remain incomplete in this Amendment are limited to pricing information that will not be available until the definitive prospectus is filed after the effectiveness of the Registration Statement.  In addition, the Fund filed or properly incorporated by reference all required exhibits, other than the Notice of Guaranteed Delivery, Sample Certificate for the Rights and Opinion of Legal Counsel, all of which have been provided in this Amendment.  Furthermore, the Fund properly incorporated by reference the most recent financial statements that were available at the time of filing (i.e., December 31, 2009).  Reference is also made in this Amendment to the unaudited financial statements available in the Fund’s semi-annual shareholder report for the period ended June 30, 2010, which is now available.

39.        Comment.  Other than the prior exemptive application noted above, please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Fund has no present intention to submit an exemptive application or no-action request in connection with its registration statement.

40.        Comment.  Please state in your response letter whether the FINRA has reviewed the arrangements of the offering.

Response: The Fund respectfully asserts that FINRA review of the arrangements of the Offering is not required nor contemplated by current FINRA Rules.  The Offering is being made without the assistance of any underwriter, distributor or other FINRA member.

*    *    *    *    *    *    *    *    *    *

In connection with this response to the Staff’s comments, the Fund, hereby states the following:

Kevin Rupert
October 26, 2010

(1)
The Fund acknowledges that in connection with the comments made by the Staff regarding the Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes